Exhibit 99.135

DeFi Technologies Reports its Trading Desk, DeFi Alpha, has Generated an Additional C$19.3 Million (US$14.1 Million) in Arbitrage Trading

●	Significant Return Generation: DeFi Alpha, DeFi Technologies’ specialized arbitrage trading desk, generated an additional C$19.3 million (US$14.1 million) in Q3 2024 through low-risk arbitrage trades, contributing to a total of C$133.1 million (US$97.5 million) in cash and digital asset equivalents in 2024.

●	Enhanced Financial Position: The most recent gains from DeFi Alpha will be reflected in the Company’s Q3 2024 financial statements, further strengthening DeFi Technologies’ financial position and increasing its digital asset holdings.

TORONTO, July 16, 2024 -DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce the continued successful performance of its specialized arbitrage trading desk, DeFi Alpha. Building on its earlier success, DeFi Alpha has generated significant additional returns, showcasing the effectiveness of the Company’s strategic trading operations.

DeFi Alpha has generated an additional approximately C$4.0 million (US$2.9 million) in USDT and C$15.3 million (US$11.2 million) in digital asset inventory through low-risk arbitrage trades in Q3 2024. This achievement has resulted in a notable increase in the Company’s USDT balance and digital asset holdings, totaling C$19.3 million (US$14.1 million). Combined with earlier gains, DeFi Alpha has generated over C$133.1 million (US$97.5 million) in cash and digital asset equivalents in 2024.

The Company’s financial statements for Q3 2024 will reflect these gains, further strengthening DeFi Technologies’ financial position.

Olivier Roussy Newton, CEO of DeFi Technologies, commented: “We are thrilled with the ongoing performance of DeFi Alpha and the substantial gains achieved through our arbitrage trading strategy. This success underscores our commitment to innovative and low-risk trading strategies that enhance our financial stability and drive value for our shareholders.”

DeFi Alpha is a specialized arbitrage trading desk that focuses on identifying and capitalizing on low-risk arbitrage opportunities within the cryptocurrency market. Utilizing advanced algorithmic strategies and in-depth market analysis, DeFi Alpha aims to generate alpha by exploiting inefficiencies and discrepancies in digital asset pricing. The trading desk’s primary focus is on arbitrage opportunities in both centralized and decentralized markets, ensuring minimal market or protocol exposure to mitigate downside revenue volatility.

About DeFi Technologies
DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Hedera (HBAR), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information on Valour, to subscribe, or to receive updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to DeFi Alpha’s performance, trading strategies and future trading opportunities; valuation of DeFi Alpha’s return; growth of AUM; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of DeFi Technologies, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of ETPs by exchanges; availability of trading opportunities for DeFi Alpha; change in valuation of digital assets held by the Company; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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